SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, September 2011

Commission File Number 000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financial Statements for the Three Months and Six Months Ended August 27, 2011.
2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Six Months Ended August 27, 2011.
3	Canadian Forms 52-109F2 - Certification of Interim Filings

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

2

DOCUMENT 1

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	August 27, 2011	February 26, 2011
Assets
Current
Cash and cash equivalents	$851	$1,791
Short-term investments	298	330
Accounts receivable, net	3,571	3,955
Other receivables	627	324
Inventories	1,372	618
Other current assets	380	241
Deferred income tax asset	221	229

	7,320	7,488
Long-term investments	266	577
Property, plant and equipment, net	2,699	2,504
Goodwill	606	508
Intangible assets, net	2,307	1,798
Other assets	778	—

	$13,976	$12,875

Liabilities
Current
Accounts payable	$1,199	$832
Accrued liabilities	2,473	2,511
Income taxes payable	—	179
Deferred revenue	106	108

	3,778	3,630
Deferred income tax liability	270	276
Income taxes payable	11	31

	4,059	3,937

Commitments and contingencies
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable.	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares. Issued - 524,120,044 voting common shares (February 26, 2011 - 523,868,644)	2,394	2,359
Treasury stock
August 27, 2011 - 3,426,053 (February 26, 2011 - 2,752,890)	(187)	(160)
Retained earnings	7,773	6,749
Accumulated other comprehensive loss	(63)	(10)

	9,917	8,938

	$13,976	$12,875

See notes to consolidated financial statements.

On behalf of the Board:

James Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited

(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as at February 26, 2011	$2,359	$(160)	$6,749	$(10)	$8,938
Comprehensive income:
Net income	—	—	1,024	—	1,024
Net change in unrealized losses on available-for-sale investments	—	—	—	(2)	(2)
Net change in fair value of derivatives designated as cash flow hedges during the year	—	—	—	(121)	(121)
Amounts reclassified to income during the year	—	—	—	70	70
Shares issued:
Exercise of stock options	8	—	—	—	8
Stock-based compensation	38	—	—	—	38
Tax deficiencies related to stock-based compensation	(1)	—	—	—	(1)
Purchase of treasury stock	—	(37)	—	—	(37)
Treasury stock vested	(10)	10	—	—	—

Balance as at August 27, 2011	$2,394	$(187)	$7,773	$(63)	$9,917

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 27,	August 28,	August 27,	August 28,
	2011	2010	2011	2010
Revenue	$4,168	$4,621	$9,076	$8,856
Cost of sales	2,556	2,566	5,308	4,878

Gross margin	1,612	2,055	3,768	3,978

Operating expenses
Research and development	381	323	804	611
Selling, marketing and administration	683	546	1,387	1,029
Amortization	141	104	273	198

	1,205	973	2,464	1,838

Income from operations	407	1,082	1,304	2,140
Investment income, net	7	6	14	16

Income before income taxes	414	1,088	1,318	2,156
Provision for income taxes	85	291	294	590

Net income	$329	$797	$1,024	$1,566

Earnings per share
Basic	$0.63	$1.46	$1.95	$2.85

Diluted	$0.63	$1.46	$1.95	$2.83

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 27,	August 28,
	2011	2010
Cash flows from operating activities
Net income	$1,024	$1,566
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	709	394
Deferred income taxes	17	1
Income taxes payable	(20)	—
Stock-based compensation	38	33
Other	3	3
Net changes in working capital items	(800)	35

Net cash provided by operating activities	971	2,032

Cash flows from investing activities
Acquisition of long-term investments	(145)	(376)
Proceeds on sale or maturity of long-term investments	285	610
Acquisition of property, plant and equipment	(509)	(434)
Acquisition of intangible assets	(804)	(147)
Business acquisitions, net of cash acquired	(130)	(333)
Acquisition of other assets	(778)	—
Acquisition of short-term investments	(131)	(286)
Proceeds on sale or maturity of short-term investments	333	492

Net cash used in investing activities	(1,879)	(474)

Cash flows from financing activities
Issuance of common shares	8	12
Tax deficiencies related to stock-based compensation	(1)	—
Purchase of treasury stock	(37)	(22)
Common shares repurchased	—	(1,944)

Net cash used in financing activities	(30)	(1,954)

Effect of foreign exchange loss on cash and cash equivalents	(2)	(3)

Net decrease in cash and cash equivalents for the period	(940)	(399)
Cash and cash equivalents, beginning of period	1,791	1,551

Cash and cash equivalents, end of period	$851	$1,152

See notes to consolidated financial statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 26, 2011, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and six months ended August 27, 2011 are not necessarily indicative of the results that may be expected for the full year ending March 3, 2012.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 3, 2012 and February 26, 2011 comprise 53 weeks and 52 weeks, respectively. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g. BlackBerry® handheld devices and BlackBerry® PlayBook™ tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the tablet.

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of the customer incentive program is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-element arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis and (iii) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

2

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESP’s. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet.

Adoption of accounting pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance to improve disclosures about fair value measurements. This new authoritative guidance became effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation, which became effective for interim and annual periods beginning after December 15, 2010. The Company partially adopted the authoritative guidance to improve disclosures about fair value measurements in the first quarter of fiscal 2011. The Company adopted the remaining portion of the authoritative guidance requiring separate disclosure on purchases, sales, issuances, and settlements in the Level 3 reconciliation in the first quarter of fiscal 2012. The adoption did not have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

Recently issued pronouncements

In June 2011, the FASB issued authoritative guidance which is expected to improve the comparability, consistency, and transparency of financial reporting as well as increase the prominence of items reported in other comprehensive income. The guidance amends previous literature by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments. The guidance now provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amended guidance requires entities to present on the face of the financial statements reclassification adjustments for items

3

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The new authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied retrospectively, with early adoption permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company’s cash equivalents and investments, other than cost method investments of $19 million (February 26, 2011 - $15 million) and equity method investments of $13 million (February 26, 2011 - $11 million), consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

4

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other- than- temporary impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at August 27, 2011
Bank balances	$457	$—	$—	$—	$457	$457	$—	$—
Money market fund	5	—	—	—	5	5	—	—
Term deposits/certificates	236	—	—	—	236	190	46	—
Commercial paper	206	—	—	—	206	193	13	—
U.S. treasury bills/notes	32	—	—	—	32	—	20	12
U.S. government sponsored enterprise notes	58	—	—	—	58	6	32	20
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	—	11	15
Corporate notes/bonds	233	3	—	—	236	—	174	62
Asset-backed securities	67	—	—	—	67	—	2	65
Auction-rate securities	35	—	—	—	35	—	—	35
Other investments	57	—	—	—	57	—	—	57

	$1,412	$3	$—	$—	$1,415	$851	$298	$266

As at February 26, 2011
Bank balances	$288	$—	$—	$—	$288	$288	$—	$—
Money market fund	20	—	—	—	20	20	—	—
Bankers acceptances	468	—	—	—	468	468	—	—
Term deposits/certificates	125	—	—	—	125	109	16	—
Commercial paper	416	—	—	—	416	369	47	—
Non-U.S. treasury bills/notes	509	—	—	—	509	509	—	—
U.S. treasury bills/notes	82	—	—	—	82	—	40	42
U.S. government sponsored enterprise notes	190	1	—	—	191	8	66	117
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	—	10	16
Corporate notes/bonds	342	4	—	—	346	20	150	176
Asset-backed securities	141	—	—	—	141	—	1	140
Auction-rate securities	35	—	—	—	35	—	—	35
Other investments	51	—	—	—	51	—	—	51

	$2,693	$5	$—	$—	$2,698	$1,791	$330	$577

5

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Realized gains and losses on available-for-sale securities comprise the following:

	Three Months Ended		Six Months Ended
	August 27, 2011	August 28, 2010	August 27, 2011	August 28, 2010
Realized gains	$—	$2	$—	$2
Realized losses	—	—	—	—

Net realized gains	$—	$2	$—	$2

The contractual maturities of available-for-sale investments as at August 27, 2011 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$686	$687
Due in one to five years	172	174
Due after five years	35	35
No fixed maturity date	5	5

	$898	$901

As at August 27, 2011 and February 26, 2011, the Company had no investments with continuous unrealized losses.

During fiscal 2011, the Company recognized an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million as a result of the lack of continuing liquidity in these securities. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. The Company has not recorded any additional impairment on its auction rate securities as of August 27, 2011. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company continues to classify the auction rate securities as long-term investments on the consolidated balance sheet as at August 27, 2011.

During fiscal 2011, the Company also recognized an other-than-temporary impairment charge of $11 million against a portion of its claim on Lehman Brothers International (Europe) (“LBIE”) trust assets. These assets are represented by principal and interest payments from matured investments that were originally held at LBIE at the time of bankruptcy. The Company has not recorded any additional impairment on its claim of trust assets as of August 27, 2011. The Company continues to classify $25 million of these holdings as long term investments on the consolidated balance sheet as at August 27, 2011.

6

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers’ acceptances term deposits/certificates and commercial paper, the independent third party utilizes amortized cost as the short-term nature of the securities approximates fair value. For corporate notes/bonds (other than those classified as Level 3), U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers’ acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers’ acceptances held by the Company are all issued by major banking organizations and all have investment grade ratings.

7

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by financing, banking or capital organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the Federal and/or Provincial Governments of Canada and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by European or Latin American countries and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for

8

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated via cash flow pricing methodology using unobservable inputs such as actual monthly interest and principal payments received, maturity rates of holdings, historical prices realized on sales, defaults experienced, maturity extension risk, pricing for similar securities, collateral value, and recovery value for similar securities. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows. The fair value includes an impairment charge of $6 million recognized in fiscal 2011 as discussed in note 2.

The fair value of other investments is represented by the trust claim on LBIE bankruptcy assets and is estimated using unobservable inputs such as estimated recovery values and prices observed on market activity for similar LBIE bankruptcy claims. The fair value includes an impairment charge of $11 million recognized in fiscal 2011 as discussed in note 2.

The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

On August 5, 2011, Standard & Poor’s (“S&P”) downgraded its rating of long-term U.S. sovereign debt. None of the U.S. treasury bills/notes or U.S. government sponsored enterprise notes held by the Company as of August 27, 2011 were impacted by this ratings downgrade, and all such investments maintain their investment-grade ratings. The AA+ rating provided by S&P remains a significantly high credit quality, and other ratings agencies still view the U.S. government as a AAA debtor. As such, the Company does not believe that there are any credit losses on its U.S. treasury bills/notes or U.S. government sponsored enterprise notes and the fair values as calculated via the methods described above in this note are accurate. None of the Company’s U.S. treasury bills/notes or U.S. government sponsored enterprise notes are in unrealized loss positions, and no other-than-temporary impairment has occurred.

9

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at August 27, 2011	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market fund	$5	$—	$—	$5
Term deposits/certificates	—	236	—	236
Commercial paper	—	206	—	206
U.S. treasury bills/notes	—	32	—	32
U.S. government sponsored enterprise notes	—	58	—	58
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	227	9	236
Asset-backed securities	—	67	—	67
Auction-rate securities	—	—	35	35
Other investments	—	—	25	25

Total available-for-sale investments	$5	$852	$69	$926
Currency forward contracts	—	34	—	34

Total assets	$5	$886	$69	$960

Liabilities
Currency forward contracts	$—	$129	$—	$129
Currency option contracts	—	1	—	1

Total liabilities	$—	$130	$—	$130

10

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at February 26, 2011	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market fund	$20	$—	$—	$20
Bankers acceptances	—	468	—	468
Term deposits/certificates	—	125	—	125
Commercial paper	—	416	—	416
Non-U.S. treasury bills/notes	—	509	—	509
U.S. treasury bills/notes	—	82	—	82
U.S. Government sponsored enterprise notes	—	191	—	191
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	335	11	346
Asset-backed securities	—	141	—	141
Auction-rate securities	—	—	35	35
Other investments	—	—	25	25

Total available-for-sale investments	$20	$2,293	$71	$2,384
Currency forward contracts	—	63	—	63
Currency option contracts	—	1	—	1

Total assets	$20	$2,357	$71	$2,448

Liabilities
Currency forward contracts	$—	$129	$—	$129
Currency option contracts	—	1	—	1

Total liabilities	$—	$130	$—	$130

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and six months ended August 27, 2011:

	Three Months Ended		Six Months Ended
	August 27, 2011	August 28, 2010	August 27, 2011	August 28, 2010
Balance, beginning of period	$69	$46	$71	$48
Principal repayments	—	—	(2)	(2)

Balance, end of period	$69	$46	$69	$46

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 1, Level 2 or Level 3 during the three and six months ended August 27, 2011.

11

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

4.	CONSOLIDATED BALANCE SHEETS DETAIL

Inventories

Inventories were comprised as follows:

	As at
	August 27,	February 26,
	2011	2011
Raw materials	$764	$552
Work in process	585	222
Finished goods	298	94
Provision for excess and obsolete inventories	(275)	(250)

	$1,372	$618

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	August 27, 2011	February 26, 2011

Cost
Land	$132	$128
Buildings, leaseholds and other	1,275	1,155
BlackBerry operations and other information technology	2,004	1,803
Manufacturing equipment, research and development equipment, and tooling	489	380
Furniture and fixtures	481	433

	4,381	3,899
Accumulated amortization	(1,682)	(1,395)

Net book value	$2,699	$2,504

12

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Intangible assets, net

Intangible assets were comprised of the following:

	As at August 27, 2011
	Cost	Accumulated amortization	Net book value

Acquired technology	$358	$(156)	$202
Licenses	1,887	(591)	1,296
Patents	1,150	(341)	809

	$3,395	$(1,088)	$2,307

	As at February 26, 2011
	Cost	Accumulated amortization	Net book value
Acquired technology	$321	$(125)	$196
Licenses	1,232	(467)	765
Patents	1,114	(277)	837

	$2,667	$(869)	$1,798

During the six months ended August 27, 2011, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, a patent license agreement with IV International, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 5.

Based on the carrying value of the identified intangible assets as at August 27, 2011 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2012 and each of the succeeding years is expected to be as follows: 2012 - $557 million; 2013 - $645 million; 2014 - $330 million; 2015 - $202 million; and 2016 - $156 million.

Other Assets

On June 30, 2011, a consortium of certain technology companies, of which the Company is a part, emerged as the successful bidder for all of Nortel Networks Corporation’s remaining patents and patent applications for a cash purchase price of $4.5 billion. The Company’s portion of the purchase consideration was approximately $778 million. The purchase includes more than 6,000 patents and patent applications spanning wireless, wireless 4G, data networking, voice, internet and other patents. Certain elements of the acquisition are expected to be completed prior to the end of the Company’s fiscal year. The Company has recorded its portion of the purchase consideration plus applicable transaction costs as other assets on the consolidated balance sheet as at August 27, 2011. Once the transaction has been completed, the Company expects a portion of this balance to be recorded as intangible assets.

13

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

5.	BUSINESS ACQUISITIONS

On July 21, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology is being incorporated into an application on the BlackBerry PlayBook tablet.

On June 7, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology offers a customizable and cross-platform social mobile gaming developer tool kit.

On May 31, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology will provide a multi-platform BlackBerry Enterprise Solution for managing and securing mobile devices for enterprises and government organizations.

On April 26, 2011, the Company purchased for cash consideration certain assets of a company whose acquired technologies will be incorporated into the Company’s products to enhance calendar scheduling capabilities.

On March 25, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology is being incorporated into the Company’s developer tools.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed during the six months ended August 27, 2011:

Assets Purchased
Acquired Technology	$33
In Process Research & Development	5
Goodwill(1)	98

136

Liabilities assumed	(3)
Deferred Income Tax Liability	(3)

(6)

Net non-cash assets acquired	$130

Consideration
Cash consideration	$128
Contingent consideration(2)	2

$130

(1)

Represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases. Goodwill as a result of certain assets purchased is expected to be deductible for tax purposes in the amount of approximately $10 million.

14

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

(2)	The Company has agreed to additional consideration contingent upon the achievement of certain agreed upon technology milestones.

The weighted average amortization period of the acquired technology related to the business acquisitions completed during the six months ended August 27, 2011 is approximately 4 years.

Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

6.	COST OPTIMIZATION PROGRAM

On June 16, 2011, the Company announced a Cost Optimization Program to streamline operations across the organization, which includes a headcount reduction. The realignment is focused on eliminating redundancies and reallocating resources to enable the Company to focus on areas that offer the highest growth opportunities and align with the Company’s strategic objectives, such as accelerating new product introductions. On July 25, 2011, the Company announced that it would be reducing its global workforce across all functions by approximately 2,000 employees, representing approximately 10% of the total global workforce, and that all impacted employees will receive severance packages and outplacement support.

As part of the Cost Optimization Program, the Company has incurred approximately $118 million in total pre-tax charges in the six months ended August 27, 2011. All of the pre-tax charges are one-time employee termination benefits and the identification of redundant facilities, with the charges included in the Company’s consolidated statement of operations in cost of sales, research and development and selling, marketing and administration expenses, depending on the functions associated with the actions. The cost optimization accrual net of cash payments is included in the Company’s consolidated balance sheet as an accrued liability. As of the end of the second quarter of fiscal 2012, the implementation of the headcount reductions have not yet been completed as severance packages in certain geographies continue to be finalized. As a result, the Company could incur additional liabilities for employee termination benefits or the Company’s original estimates could change. The Company expects all payments for employee termination benefits to be made by the end of fiscal 2012. The payments for charges relating to redundant facilities will continue to be made until the end of the term of the facilities leases.

The following table sets forth the activity in the Company’s Cost Optimization Program for the three months ended August 27, 2011:

	Employee Termination Benefits	Facilities Costs	Total

Charges incurred in the quarter	$59	$59	$118
Cash payments made in the quarter	(46)	—	(46)
Foreign exchange adjustments	1	—	1

Balance as at August 27, 2011	$14	$59	$73

15

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The cost optimization charge incurred in the three months and six months ended August 27, 2011 was as follows:

Cost of Sales	$13
Research and development	19
Selling, marketing and administration	86

Total Program charge	$118

There were no cost optimization charges incurred during the three months and six months ended August 28, 2010.

7.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company’s warranty expense and actual warranty experience for the six months ended August 27, 2011 as well as the accrued warranty obligations as at August 27, 2011 are set forth in the following table:

Accrued warranty obligations as at February 26, 2011	$459
Warranty costs incurred for the six months ended August 27, 2011	(348)
Warranty provision for the six months ended August 27, 2011	333
Adjustments for changes in estimate for the six months ended August 27, 2011	(1)

Accrued warranty obligations as at August 27, 2011	$443

8.	INCOME TAXES

For the six months ended August 27, 2011, the Company’s net income tax expense was $294 million or a net effective income tax rate of 22.3% compared to a net income tax expense of $590 million or a net effective income tax rate of 27.4% in the six months ended August 28, 2010.

The Company has not recorded a valuation allowance against its deferred income tax assets (August 28, 2010 - nil).

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

16

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company’s total unrecognized income tax benefits as at August 27, 2011 was $147 million (February 26, 2011 - $164 million). The decrease in unrecognized income tax benefits in the six months ended August 27, 2011 primarily relates to the settlement of an uncertain tax position.

As at August 27, 2011, the total unrecognized income tax benefit of $147 million includes approximately $117 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $30 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet.

The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at August 27, 2011 were $147 million (February 26, 2011 - $164 million).

A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2003 - 2011
United States (1)	Fiscal 2008 - 2011
United Kingdom	Fiscal 2009 - 2011

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its results of operations and financial condition. The Company believes it is reasonably possible that approximately $15 million of its gross unrecognized income tax benefits will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at August 27, 2011 was $6.2 million (February 26, 2011 –$12 million). The amount of penalties accrued as at August 27, 2011 was nil (February 26, 2011 – nil).

9.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $7 million and $14 million for the three and six months ended August 27, 2011 ($8 million and $16 million for the three and six months ended August 28, 2010) in relation to stock-based compensation expense.

The Company has presented excess tax benefits (deficiencies) from the exercise of stock-based compensation

17

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

awards as a financing activity in the consolidated statement of cash flows.

Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 14 million stock options available for future grants under the stock option plan as at August 27, 2011.

As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83 million to RIM, consisting of (i) a total of CAD $38 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $45 million to RIM (CAD $15 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM, and in the fourth quarter of fiscal 2011, options to acquire an aggregate of 391,292 common shares of RIM, expired in satisfaction of the undertakings not to exercise options. During the first quarter of fiscal 2012, the remaining 10,000 options expired in satisfaction of the undertakings not to exercise options effectively completing the contributions required as part of the settlement agreement reached with the OSC.

A summary of option activity since February 26, 2011 is shown below:

	Options Outstanding
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number	Exercise	Contractual	Value
	(in 000’s)	Price	Life in Years	(millions)
Balance as at February 26, 2011	4,610	$70.36
Exercised during the period	(252)	30.47
Forfeited/cancelled/expired during the period	(187)	71.43

Balance as at August 27, 2011	4,171	$72.23	2.14	$1

Vested and expected to vest as at August 27, 2011	4,077	$71.86	2.13	$1

Exercisable as at August 27, 2011	2,975	$65.79	1.97	$1

18

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on August 27, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on August 27, 2011. The intrinsic value of stock options exercised during the six months ended August 27, 2011, calculated using the average market price during the year, was approximately $11 per share.

A summary of unvested stock options since February 26, 2011 is shown below:

	Options Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value
Balance as at February 26, 2011	1,517	$37.63
Vested during the period	(269)	23.79
Forfeited during the period	(52)	32.31

Balance as at August 27, 2011	1,196	$40.97

As at August 27, 2011, there was $30 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.2 years. The total fair value of stock options vested during the six months ended August 27, 2011 was $6 million.

Cash received from the stock options exercised for the six months ended August 27, 2011 was $8 million (August 28, 2010 - $12 million). Tax deficiencies incurred by the Company related to the stock options exercised was $1 million for the six months ended August 27, 2011 (August 28, 2010 – nil).

During the six months ended August 27, 2011 and August 28, 2010, there were no stock options granted, respectively.

Restricted Share Unit Plan

The Company recorded compensation expense with respect to Restricted Share Units (“RSUs”) of approximately $8 million and $24 million for the three and six months ended August 27, 2011 ($9 million and $17 million for the three and six months ended August 28, 2010).

During the six months ended August 27, 2011, a trustee selected by the Company purchased 846,224 common shares for total consideration of approximately $37 million to comply with its obligations to deliver shares upon vesting (August 28, 2010 – 384,000 common shares were purchased for total cash consideration of approximately $22 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

19

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of RSU activity since February 26, 2011 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value (millions)
Balance as at February 26, 2011	2,703	$57.40
Granted during the period	943	42.61
Vested during the period	(173)	62.07
Cancelled during the period	(165)	55.02

Balance as at August 27, 2011	3,308	$53.06	1.60	$97

Vested and expected to vest at August 27, 2011	3,235	$53.27	1.58	$94

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on August 27, 2011) that would have been received by RSU holders if all RSUs had been redeemed on August 27, 2011.

As of August 27, 2011, there was $100 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.5 years.

Deferred Share Unit Plan

The Company issued 25,403 Deferred Share Units (“DSUs”) in the six months ended August 27, 2011. As at August 27, 2011, there were 71,726 DSUs outstanding (August 28, 2010 – 43,900). The Company had a liability of $2 million in relation to the DSU plan as at August 27, 2011 (August 28, 2010 - $2 million).

20

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

10.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the six months ended August 27, 2011:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 26, 2011	523,869	$2,359	2,753	$(160)
Exercise of stock options	251	8	—	—
Stock-based compensation	—	38	—	—
Tax deficiencies related to stock-based compensation	—	(1)	—	—
Purchase of treasury stock	—	—	846	(37)
Treasury stock vested	—	(10)	(173)	10

Common shares outstanding as at August 27, 2011	524,120	$2,394	3,426	$(187)

The Company had 524 million voting common shares outstanding, 4 million options to purchase voting common shares, 3 million RSUs and 71,726 DSUs outstanding as at September 14, 2011.

On June 16, 2011, the Company’s Board of Directors approved a share repurchase program to purchase for cancellation through the facilities of the NASDAQ Stock Market (“NASDAQ”) or, subject to regulatory approval, by way of private agreement up to 5% of the Company’s outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program may commence after July 10, 2011 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM. There were no common shares repurchased during the three months ended August 27, 2011 in relation to this share repurchase program.

The price that the Company will pay for any shares purchased over NASDAQ will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s shares on NASDAQ. Any purchases made by way of private agreement may be at a discount to the prevailing market price at the time of purchase, and would be subject to regulatory approval.

21

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

11.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	August 27, 2011	August 28, 2010	August 27, 2011	August 28, 2010
Net income for basic and diluted earnings per share available to common shareholders	$329	$797	$1,024	$1,566

Weighted-average number of shares outstanding (000’s) - basic	524,116	544,073	524,049	549,372
Effect of dilutive securities (000’s) - stock-based compensation	50	2,314	316	2,882

Weighted-average number of shares and assumed conversions (000’s) - diluted	524,166	546,387	524,365	552,254

Earnings per share - reported
Basic	$0.63	$1.46	$1.95	$2.85
Diluted	$0.63	$1.46	$1.95	$2.83

22

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

12.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following table:

	Three Months Ended
	August 27, 2011	August 28, 2010
Net income	$329	$797
Net change in unrealized gains (losses) on available-for-sale investments	(2)	(1)
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income tax recovery of $12 million (August 28, 2010 - income tax recovery of $11 million)	(39)	(28)
Amounts reclassified to earnings during the year, net of income tax recovery of $12 million (August 28, 2010 - income taxes of $10 million)	36	(25)

Comprehensive income	$324	$743

	Six Months Ended
	August 27, 2011	August 28, 2010
Net income	$1,024	$1,566
Net change in unrealized gains (losses) on available-for-sale investments	(2)	(6)
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income tax recovery of $43 million (August 28, 2010 - income taxes of $11 million)	(121)	27
Amounts reclassified to earnings during the year, net of income tax recovery of $25 million (August 28, 2010 - income taxes of $22 million)	70	(55)

Comprehensive income	$971	$1,532

23

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of accumulated other comprehensive loss are as follows:

	As at
	August 27, 2011	February 26, 2011
Accumulated net unrealized gains on available-for-sale investments	$3	$5
Accumulated net unrealized losses on derivative instruments designated as cash flow hedges	(66)	(15)

Total accumulated other comprehensive loss	$(63)	$(10)

The components of unrealized losses on derivative instruments are as follows:

	As at
	August 27, 2011	February 26, 2011
Unrealized gains included in other current assets	$34	$64
Unrealized losses included in accrued liabilities	(130)	(130)

Net fair value of unrealized losses on derivative instruments	$(96)	$(66)

13.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the three and six months ended August 27, 2011 included $9 million and $18 million with respect to foreign exchange losses, respectively (three and six months ended August 28, 2010 - foreign exchange gains of $1 million and $5 million, respectively).

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

On September 8, 2011, the Company entered into a new $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. As at September 8, 2011, the Company had utilized $9 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate.

24

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

(b)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have other effects.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, have been or may be filed or made based upon the Company’s corporate disclosure, including its practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics and updating same where circumstances warrant. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional unaudited information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for fiscal 2011.

25

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

15.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	As at August 27, 2011
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$1,135	$34
Currency option contracts - asset	$55	$—
Currency forward contracts - liability	$3,935	$(129)
Currency option contracts - liability	$27	$(1)

	As at February 26, 2011
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$1,622	$63
Currency option contracts - asset	$156	$1
Currency forward contracts - liability	$4,848	$(129)
Currency option contracts - liability	$180	$(1)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company’s revenues in the three and six months ended August 27, 2011 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.

26

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive loss are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive loss and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and six months ended August 27, 2011, there was $5 million and $9 million in realized losses on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (three and six months ended August 28, 2010 - nil). As at August 27, 2011 and August 28, 2010, the outstanding derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from August 2011 to April 2013. As at August 27, 2011, the net unrealized losses on forward contracts was $88 million (February 26, 2011 – net unrealized losses of $20 million) and the net unrealized losses on option contracts was $1 million (February 26, 2011 – nil). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive loss. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive loss. As at August 27, 2011, the Company estimates that approximately $95 million of net unrealized losses on these forward and option contracts will be reclassified into income within the next twelve months.

27

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	August 27, 2011		February 26, 2011
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current asset	$26	Other current asset	$57
Currency option contracts - asset	Other current asset	$—	Other current asset	$1
Currency forward contracts - liability	Accrued liabilities	$114	Accrued liabilities	$77
Currency option contracts - liability	Accrued liabilities	$1	Accrued liabilities	$1

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three and six months ended August 27, 2011:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
			Three Months Ended August 27, 2011	Six Months Ended August 27, 2011
Currency Forward Contracts	$(109)	Revenue	$(53)	$(117)
Currency Option Contracts	$(1)	Revenue	$(3)	$(3)
Currency Forward Contracts	$5	Cost of sales	$4	$10
Currency Forward Contracts	$6	Selling, marketing and administration	$4	$12
Currency Forward Contracts	$10	Research and development	$6	$14

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Loss Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Ineffective Portion)
			Three Months Ended August 27, 2011	Six Months Ended August 27, 2011
Currency Forward Contracts	$—	Selling, marketing and administration	$(5)	$(9)

28

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three and six months ended August 28, 2010:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
			Three Months Ended August 27, 2011	Six Months Ended August 27, 2011
Currency Forward Contracts	$30	Revenue	$30	$60
Currency Forward Contracts	$(2)	Cost of sales	$1	$4
Currency Forward Contracts	$(4)	Selling, marketing and administration	$2	$4
Currency Forward Contracts	$(2)	Research and development	$2	$7

As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from August 2011 to November 2011. As at August 27, 2011, net unrealized losses of $7 million were recorded in respect of these instruments (February 26, 2011 – net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	August 27, 2011		February 26, 2011
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current asset	$8	Other current asset	$6
Currency forward contracts - liability	Accrued liabilities	$15	Accrued liabilities	$52

29

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and six months ended August 27, 2011:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended August 27, 2011	Six Months Ended August 27, 2011
Currency Forward Contracts	Selling, marketing and administration	$(11)	$(47)
Currency Option Contracts	Selling, marketing and administration	$1	$1

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and six months ended August 28, 2010:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended August 27, 2011	Six Months Ended August 27, 2011
Currency forward contracts	Selling, marketing and administration	$(23)	$27
Currency option contracts	Selling, marketing and administration	$1	$1

Credit

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 27, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 100% (February 26, 2011 – 59%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 27, 2011, no single issuer represented more than 16% of the total cash, cash equivalents and investments (February 26, 2011 – no single issuer represented more than 19% of the total cash, cash equivalents and investments).

Interest Rate

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying

30

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

16.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Revenue, classified by major geographic segments in which our customers are located, was as follows:

	Three Months Ended		Six Months Ended
	August 27, 2011	August 28, 2010	August 27, 2011	August 28, 2010
Revenue
Canada	$308	$286	$678	$520
United States	1,111	2,220	2,431	4,294
United Kingdom	419	429	897	898
Other	2,330	1,686	5,070	3,144

	$4,168	$4,621	$9,076	$8,856

Revenue
Canada	7.4%	6.2%	7.5%	5.9%
United States	26.6%	48.0%	26.7%	48.5%
United Kingdom	10.1%	9.3%	9.9%	10.1%
Other	55.9%	36.5%	55.9%	35.5%

	100.0%	100.0%	100.0%	100.0%

	Three Months Ended		Six Months Ended
	August 27, 2011	August 28, 2010	August 27, 2011	August 28, 2010
Revenue mix
Hardware	$3,027	$3,642	$6,848	$6,990
Service	1,003	771	1,976	1,464
Software	78	71	159	136
Other	60	137	93	266

	$4,168	$4,621	$9,076	$8,856

31

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

	As at
	August 27, 2011	February 26, 2011
Property, plant and equipment, intangible assets and goodwill
Canada	$4,484	$3,787
United States	677	707
United Kingdom	39	41
Other	412	275

	$5,612	$4,810

Total assets
Canada	$8,282	$6,935
United States	2,709	3,390
United Kingdom	1,711	1,594
Other	1,274	956

	$13,976	$12,875

17.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	Six Months Ended
	August 27, 2011	August 28, 2010
Accounts receivable, net	$384	$(614)
Other receivables	(302)	60
Inventories	(754)	15
Other current assets	(209)	32
Accounts payable	367	275
Accrued liabilities	(105)	236
Income taxes payable	(179)	20
Deferred revenue	(2)	11

	$(800)	$35

32

DOCUMENT 2

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 27, 2011

September 16, 2011

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and six months ended August 27, 2011, and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 26, 2011. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and six months ended August 27, 2011, and up to and including September 16, 2011.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 26, 2011, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s expectations regarding new product initiatives and timing, including the Company’s expectations relating to the BlackBerry® PlayBook™ tablet and the QNX operating system;

•	the Company’s plans to streamline its operations and accelerate new product introductions, and its expectations relating to the benefits of its cost optimization program;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	statements relating to the Company’s earnings and gross margin expectations;

•	anticipated demand for the Company’s BlackBerry 7 smartphones, and its plans and expectations relating to programs to drive sell-through of the BlackBerry PlayBook tablet;

•	the Company’s revenue and earnings expectations in the near term and for the remainder of fiscal 2012;

•	the Company’s expectations regarding the completion of certain elements of the acquisition of patents and patent applications from Nortel Networks Corporation (“Nortel”);

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 26, 2011:

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	the potential impact of copyright levies in numerous countries;

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•	risks related to delays in new product introductions;

•	risks related to RIM’s ability to implement and to realize the anticipated benefits of its cost optimization program;

•	RIM’s ability to effectively compete in the tablet market;

•

intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to manage inventory and asset risk;

•	RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

•	RIM’s reliance on its suppliers for functional components, and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production process;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products and services in certain countries due to encryption of the products and services;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	RIM’s ability to successfully maintain and enhance its brand;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	RIM’s ability to expand and enhance BlackBerry® App World™;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims as part of RIM’s operations;

•

risks associated with litigation claims against the Company arising from the Company’s practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company’s practice of updating previous guidance where circumstances warrant;

•	changes in interest rates affecting RIM’s investment portfolio and its revolving credit facility and the creditworthiness of its investment portfolio; and

•

risks associated with the Company’s share repurchase program, including: fluctuations in the market price for RIM’s shares; RIM’s ability to comply with regulatory requirements relating to the share repurchase program; and future alternative uses for RIM’s cash.

As noted above, the Company follows the practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics for the subsequent fiscal quarter in its quarterly earnings press releases. In addition, in the press release announcing the Company’s financial results for the second quarter of fiscal 2012, the Company provided forward-looking guidance with respect to its anticipated earnings per share for full year fiscal 2012. These statements relating to RIM’s revenue, gross margin and earnings expectations are forward-looking statements that are intended to enable RIM’s shareholders to view the anticipated financial performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. They are made by RIM in light of its experience, its perception of historical and anticipated business trends, current conditions in the business and anticipated future developments, including competition and new product initiatives and timing, as well as RIM’s current assessments of the various risk factors identified above. As noted above and in the press releases containing such guidance, these forward-looking statements are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to information, including email, voice, instant messaging, short message service (SMS), Internet and intranet-based applications and browsing. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless HandheldTM product line, the BlackBerry PlayBook tablet launched during the first quarter of fiscal 2012, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.

Sources of Revenue

RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, software and services. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.

RIM generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry handheld devices also include multimedia capabilities.

During the first six months of fiscal year 2012, the Company launched the WiFi-enabled BlackBerry PlayBook tablet in North America as well as other markets around the world, including the United Kingdom, Spain, France, India, United Arab Emirates, Hong Kong, Australia and Mexico. The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the new BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems in fiscal 2011, which is expected to become the core of future high-end BlackBerry handheld devices. Other features of the BlackBerry PlayBook tablet include a seven-inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking, advanced security features and an uncompromised web browsing experience that supports Adobe Flash. On July 21, 2011, the BlackBerry PlayBook tablet received Federal Information Processing Standard 140-2 certification, making the BlackBerry PlayBook tablet the first tablet certified for deployment within U.S. federal government agencies. This certification demonstrates RIM’s continuing commitment and ability to meet the needs of security conscious organizations.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).

Cost Optimization Program

On June 16, 2011, the Company announced a cost optimization program (the “Cost Optimization Program”) to streamline operations across the organization. This realignment has focused on eliminating redundancies and reallocating resources to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM’s strategic objectives, such as accelerating new product introductions. The Company believes that a more efficient cost structure will better enable it to respond to new market opportunities and changes in the competitive environment. On July 25, 2011, the Company announced that it would be reducing its global workforce across all functions by approximately 2,000 employees, representing approximately 10% of the total global workforce, and that all impacted employees will receive severance packages and outplacement support. During the second quarter of fiscal 2012, the Company incurred approximately $118 million in total pre-tax charges related to the Cost Optimization Program, as described in greater detail below. Substantially all of the pre-tax charges are one-time employee termination benefits and the identification and elimination of redundant facilities. As of the end of the second quarter of fiscal 2012, the implementation of the Cost Optimization Program had not yet been completed due to severance packages in certain geographies still being finalized. The Company expects all payments for employee termination benefits to be made by the end of fiscal 2012. The payments for charges relating to redundant facilities will continue to be made until the end of the term of the facilities leases.

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On September 15, 2011, the Company announced financial results for the second quarter of fiscal 2012, which included certain non-GAAP financial measures, including adjusted net income and adjusted diluted earnings per share that exclude the impact of the pre-tax charges in the second quarter of fiscal 2012 related to the Cost Optimization Program. The term “non-

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated September 15, 2011.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 26, 2011, except as noted below.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g., BlackBerry handheld devices and BlackBerry PlayBook tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the BlackBerry PlayBook tablet.

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of the customer incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and Handling Costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis, and (iii) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the BlackBerry PlayBook tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESP. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet. If the Company’s quarterly pricing reviews and internal control procedures indicate market facts and circumstances have changed, the Company’s BESP for hardware products, services and unspecified software upgrade rights related to the Company’s tablets could change. On an annual basis, the Company also reviews internal statistical data to estimate the useful life of the Company’s devices and tablets in market. If the estimated life of these hardware products should change, the amortization period for any deferred service revenues or deferred unspecified software upgrade right revenues would also change to reflect new market realities.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

Second quarter of Fiscal 2012 compared to the second quarter of Fiscal 2011

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain unaudited consolidated balance sheet data, as at August 27, 2011 and August 28, 2010, which is expressed in millions of dollars:

	As at and for the Three Months Ended
	August 27, 2011		August 28, 2010		Change Fiscal 2012/2011
	(in millions, except for share and per share amounts)
Revenue	$4,168	100.0%	$4,621	100.0%	$(453)
Cost of sales (1)	2,556	61.3%	2,566	55.5%	(10)

Gross margin	1,612	38.7%	2,055	44.5%	(443)

Operating expenses
Research and development (1)	381	9.1%	323	7.0%	58
Selling, marketing and administration (1)	683	16.4%	546	11.8%	137
Amortization	141	3.4%	104	2.3%	37

	1,205	28.9%	973	21.1%	232

Income from operations	407	9.8%	1,082	23.4%	(675)
Investment income, net	7	0.2%	6	0.1%	1

Income before income taxes	414	10.0%	1,088	23.5%	(674)
Provision for income taxes	85	2.0%	291	6.3%	(206)

Net income	$329	8.0%	$797	17.2%	$(468)

Earnings per share
Basic	$0.63		$1.46		$(0.83)

Diluted	$0.63		$1.46		$(0.83)

Weighted-average number of common shares outstanding (000’s)
Basic	524,116		544,073
Diluted	524,166		546,387
Total assets	$13,976		$10,439		$3,537
Total liabilities	$4,059		$3,225		$834
Total long-term liabilities	$281		$207		$74
Shareholders’ equity	$9,917		$7,214		$2,703

(1)

During the second quarter of fiscal 2012, the Company implemented the Cost Optimization Program to streamline operations across the organization. The Company incurred approximately $118 million in total pre-tax charges related to the Cost Optimization Program. Substantially all the pre-tax charges relate to one-time employee termination benefits and the identification and elimination of redundant facilities, with the charges included in the Company’s consolidated statement of operations in cost of sales, research and development, and selling, marketing and administration expenses, depending on the functions associated with the actions. During the second quarter of fiscal 2012, the Company incurred pre-tax charges of approximately $13 million included in cost of sales, approximately $19 million included in research and development, and approximately $86 million included in selling, marketing and administration expenses.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Revenue for the second quarter of fiscal 2012 was $4.2 billion, a decrease of $453 million, or 9.8%, from $4.6 billion in the second quarter of fiscal 2011. Hardware revenue decreased by $615 million, or 16.9%, to $3.0 billion, primarily reflecting the lower number of BlackBerry handheld devices sold, partially offset by sales of the BlackBerry PlayBook tablet, which was launched in the first quarter of fiscal 2012, compared to the same period in the prior fiscal year. The number of BlackBerry handheld devices sold decreased by approximately 1.5 million, or 12%, to approximately 10.6 million in the second quarter of fiscal 2012, compared to approximately 12.1 million in the second quarter of fiscal 2011. The number of BlackBerry PlayBook tablets sold during the second quarter of fiscal 2012 was approximately 200,000. Service revenue increased by $232 million to $1.0 billion in the second quarter of fiscal 2012, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the second quarter of fiscal 2011. Software revenue increased by $7 million to $78 million in the second quarter of fiscal 2012 and other revenue decreased by $77 million to $60 million in the second quarter of fiscal 2012 compared to the second quarter of fiscal 2011.

The Company’s net income for the second quarter of fiscal 2012 was $329 million, a decrease of $468 million, or 58.7%, compared to net income of $797 million in the second quarter of fiscal 2011. This decrease primarily reflects an increase in the Company’s operating expenses in the amount of $232 million as well as a decrease of $443 million in the Company’s gross margin, partially offset by a decrease of $206 million in the provision for income taxes. The $232 million increase included $105 million of charges related to the implementation of the Cost Optimization Program during the second quarter of fiscal 2012 compared to the second quarter of fiscal 2011, as well as increased expenditures in selling, marketing and administration and research and development expenditures.

Basic earnings per share (“basic EPS”) and diluted earnings per share (“diluted EPS”) were both $0.63 in the second quarter of fiscal 2012 compared to basic EPS and diluted EPS of $1.46 in the second quarter of fiscal 2011, a 56.8% decrease compared to the second quarter of fiscal 2011. On June 16, 2011, the Company announced that it was revising its previously-announced guidance for full year fiscal 2012 diluted EPS to a forecasted range of $5.25-$6.00, excluding any one-time charges associated with the Cost Optimization Program or the effect of any repurchases of shares under the Company’s share repurchase program described below. The Company noted that the challenges encountered by RIM in the first quarter of fiscal 2012 were

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

continuing into the second quarter of fiscal 2012. In particular, the Company observed that the existing portfolio of BlackBerry handheld devices had been in market for close to a year and delivering new products had proven more challenging than anticipated. On September 15, 2011, the Company announced that it expected to be towards the low end of the previously-forecasted range of $5.25-$6.00 for full year fiscal 2012 adjusted diluted earnings per share reflecting expected costs associated with programs to drive BlackBerry PlayBook tablet sell-through during the third and fourth quarters of fiscal 2012 as well as the lower than anticipated revenue in the second quarter of fiscal 2012. See “Cost Optimization Program” for a discussion of the Company’s use and reconciliation of non-GAAP financial measures in the press release, dated September 15, 2011. RIM believes that the new BlackBerry handheld devices launched in the latter part of the second quarter of fiscal 2012 and those scheduled for launch in the coming months, as well as realigning its cost structure pursuant to the Cost Optimization Program, should enable it to achieve improvements to its net income in the latter part of fiscal 2012. See “Cautionary Note Regarding Forward-Looking Statements”.

On June 30, 2011, a consortium of certain technology companies, of which the Company is a part, emerged as the winning bidder for all of Nortel’s remaining patents and patent applications for a cash purchase price of $4.5 billion. The Company’s portion of the purchase consideration is approximately $778 million. The purchase includes more than 6,000 patents and patent applications spanning wireless, wireless 4G, data networking, voice, internet and other patents. Certain elements of the acquisition are expected to be completed prior to the end of the Company’s 2012 fiscal year.

A more comprehensive analysis of these factors is contained in “Results of Operations”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three months ended August 27, 2011 compared to the three months ended August 28, 2010

Revenue

Revenue for the second quarter of fiscal 2012 was $4.2 billion, a decrease of approximately $453 million, or 9.8%, from $4.6 billion in the second quarter of fiscal 2011.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
	August 27, 2011		August 28, 2010		Change Fiscal 2012/2011
Millions of BlackBerry handheld devices sold	10.6		12.1		(1.5)	(12%)

Millions of BlackBerry PlayBook tablets sold	0.2		—		0.2	—

Revenue (in millions)
Hardware	$3,027	72.6%	$3,642	78.8%	$(615)	(16.9%)
Service	1,003	24.1%	771	16.7%	232	30.1%
Software	78	1.9%	71	1.6%	7	9.9%
Other	60	1.4%	137	2.9%	(77)	(56.2%)

	$4,168	100.0%	$4,621	100.0%	$(453)	(9.8%)

Hardware revenue was $3.0 billion, or 72.6% of consolidated revenue, in the second quarter of fiscal 2012, compared to $3.6 billion, or 78.8% of consolidated revenue, in the second quarter of fiscal 2011, representing a decrease of 16.9% over the same period in the prior fiscal year. This decrease in hardware revenue over the comparable prior fiscal year period was primarily attributable to a volume decrease of approximately 1.5 million BlackBerry handheld devices, or 12%, to approximately 10.6 million BlackBerry handheld devices in the second quarter of fiscal 2012 compared to approximately 12.1 million BlackBerry handheld devices in the second quarter of fiscal 2011. Also contributing to the decrease in hardware revenue was the mix of BlackBerry handheld devices sold during the second quarter of fiscal 2012, which were more heavily weighted towards existing, lower-end devices that have lower average selling prices. BlackBerry handheld device shipments for the second quarter of fiscal 2012 continued to be impacted by the highly competitive environment in North America. As previously disclosed, the existing portfolio of BlackBerry handheld devices had been in the market for close to a year and delivering new products on a timely basis has proven more challenging than RIM had anticipated. The Company had been making progress on a development path for the next generation of BlackBerry handheld devices when it determined it needed to make more significant upgrades to both hardware and software to address the dynamic forces in the smartphone market, specifically in the United States. Consequently, the decision was made to develop a new single hardware

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

platform and the new BlackBerry 7 operating system for its high-end BlackBerry line up. These changes, among other things, affected both hardware and software timelines and pushed out entry into carrier certification labs. As noted in the “Risk Factors” section of RIM’s Annual Information Form, there are always risks and uncertainties in new product development and these changes presented extra challenges to carrier lab entry and the certification process. The lower than expected unit shipments in the second quarter of fiscal 2012 reflected lower shipments of existing products as customers worked through inventory and awaited the launch of the new BlackBerry 7 smartphones. With the Company’s launch of new products based on the BlackBerry 7 operating system in the latter part of the second quarter of fiscal 2012, North America is expected to improve above the current performance. In fact, demand for BlackBerry smartphones was strong across all regions during the second quarter of fiscal 2012. Shipments of BlackBerry 7 smartphones in the second quarter of fiscal 2012 were near the high end of the Company’s expectations; however, units were shipping for only three weeks and across just a portion of the Company’s carrier and partner networks in the second quarter of fiscal 2012. BlackBerry 7 launches occurred over the past few weeks in most regions around the world, although roll outs in Latin America and parts of Asia will predominantly start in the third quarter of fiscal 2012. BlackBerry handheld device shipments were also positively impacted during the quarter by continued growth in international markets when compared to the second quarter of fiscal 2011 primarily due to the continued focus and development of prepaid markets and tiered pricing plan offerings. The Company anticipates acceleration in the uptake of BlackBerry 7 smartphones for the remainder of the fiscal year. The Company expects that this growth in units, combined with the benefits from the Cost Optimization Program, will show improvement in the Company’s earnings per share for the remainder of the fiscal year.

In addition, the Company launched the BlackBerry PlayBook tablet on April 19, 2011, which contributed to the increase in hardware revenue during the second quarter of fiscal 2012 with approximately 200,000 tablet sales. The BlackBerry PlayBook tablet was available to consumers in North America as well as other markets around the world through a broad network of channel partners during the second quarter of fiscal 2012. BlackBerry PlayBook tablet shipments were lower than anticipated during the second quarter of fiscal 2012 due to lower than anticipated sell-through. However, the Company is planning to launch a major software upgrade for the BlackBerry PlayBook tablet that will deliver some highly-anticipated new capabilities and applications, which the Company expects to increase sell-through. The Company has a number of upcoming programs to drive sell-through of the BlackBerry PlayBook tablet in both enterprise and consumer channels.

Service revenue increased by $232 million, or 30.1%, to $1.0 billion, or 24.1% of consolidated revenue, in the second quarter of fiscal 2012, compared to $771 million, or 16.7% of consolidated revenue, in the second quarter of fiscal 2011, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the second quarter of fiscal 2011.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased by $7 million, or 9.9%, to $78 million in the second quarter of fiscal 2012 from $71 million in the second quarter of fiscal 2011. The majority of the increase was attributable to other software revenue earned from a business combination completed in fiscal 2011, partially offset by a decrease in CALs and BES revenue.

Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, decreased by $77 million to $60 million in the second quarter of fiscal 2012 compared to $137 million in the second quarter of fiscal 2011. The majority of the decrease was attributable to losses

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

realized from revenue hedging instruments in contrast to the same period in the prior fiscal year which experienced realized gains from revenue hedging instruments, partially offset by an increase in non-warranty repairs revenue when compared to the same period in the prior fiscal year. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, United Kingdom and Canada comprised approximately 56% of the total consolidated revenue during the second quarter of fiscal 2012. Sales in the United States represented approximately 27% of total consolidated revenue during the quarter, a decrease as a percentage of total consolidated revenue resulting from the factors described above and continuous growth in international markets compared to the second quarter of fiscal 2011. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder.

Gross Margin

Consolidated gross margin decreased by $443 million, or 21.6%, to $1.6 billion, or 38.7% of consolidated revenue, in the second quarter of fiscal 2012, compared to $2.1 billion, or 44.5% of consolidated revenue, in the second quarter of fiscal 2011. Excluding the impact of the one-time charges related to the Cost Optimization Program, consolidated gross margin decreased by $430 million compared to the second quarter of fiscal 2011. As noted above, the Cost Optimization Program had an impact of approximately $13 million on the Company’s cost of sales during the second quarter of fiscal 2012 related primarily to employee termination benefits. The year-over-year decline in consolidated gross margin percentage was primarily attributable to the decreased number of BlackBerry handheld device shipments compared to the second quarter of fiscal 2011 for the reasons described above, as well as the mix of BlackBerry handheld devices sold during the quarter which were more heavily weighted towards existing products at the low–end of the portfolio, which have lower average selling prices and contribution margins. This was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 24.1% of the total revenue mix for the second quarter of fiscal 2012 compared to 16.7% in the second quarter of fiscal 2011, and the introduction of new products during the latter part of the fiscal quarter. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.

The Company currently expects its consolidated gross margin percentage to decrease slightly to approximately 37% in the third quarter of fiscal 2012 compared to the gross margin percentage experienced in the first and second quarters of fiscal 2012. While the Company expects to realize benefits from the Cost Optimization Program that will improve margins slightly, these benefits will be offset in the short-term by the expected costs associated with programs to drive BlackBerry PlayBook tablet sell-through during the third quarter and the increase in the percentage of revenue from BlackBerry handheld devices as a part of total revenue mix. The Company endeavors to manage its supply chain, carrier, distributor and retail channels, and its existing inventory effectively as part of its on-going operations; however, as noted in the “Risk Factors” section of the Company’s Annual Information Form and elsewhere in this MD&A, the Company may experience a drop in forecasted demand for certain of its products. A significant decrease in the forecasted demand for its products could result in the Company incurring additional charges relating to

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the disposal of products or components. See “Risk Factors – The Company faces substantial inventory and other asset risk” in the Company’s Annual Information Form for the fiscal year ended February 26, 2011.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended August 27, 2011, compared to the quarter ended May 28, 2011 and the quarter ended August 28, 2010. The Company believes it is meaningful to provide a comparison between the second quarter of fiscal 2012 and the first quarter of fiscal 2012 given that RIM’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	August 27, 2011		May 28, 2011		August 28, 2010
		% of Revenue		% of Revenue		% of Revenue
Revenue	$4,168		$4,908		$4,621

Operating expenses
Research and development (1)	$381	9.1%	$423	8.6%	$323	7.0%
Selling, marketing and administration (1)	683	16.4%	704	14.3%	546	11.8%
Amortization	141	3.4%	132	2.7%	104	2.3%

Total	$1,205	28.9%	$1,259	25.6%	973	21.1%

(1)

Research and development and selling, marketing and administration expenses for the three months ended August 27, 2011 included a one-time charge of approximately $19 million and $86 million, respectively, related to the Cost Optimization Program.

Operating expenses decreased by 4.3% in the second quarter of fiscal 2012 compared to the first quarter of fiscal 2012. Operating expenses as a percentage of revenue increased to 28.9% in the second quarter of fiscal 2012 primarily reflecting the lower consolidated revenue in the second quarter of fiscal 2012 as noted above as well as the one-time charges related to the Cost Optimization Program.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses decreased by $42 million to $381 million in the second quarter of fiscal 2012, compared to $423 million in the first quarter of fiscal 2012. As a percentage of revenue, research and development expenses increased to 9.1% in the second quarter of fiscal 2012 compared to 8.6% in the first quarter of fiscal 2012. Excluding the impact of the one-time charge related to the Cost Optimization Program

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

during the second quarter of fiscal 2012, of which $19 million was attributable to research and development expenditures related primarily to employee termination benefits, research and development expenses decreased by $61 million compared to the first quarter of fiscal 2012. The majority of this decrease was attributable to a reduction in salaries and benefits due to a decrease in personnel associated with research and development activities as well as a decrease in materials usage compared to the first quarter of fiscal 2011.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses decreased by $21 million to $683 million for the second quarter of fiscal 2012 compared to $704 million for the first quarter of fiscal 2012. As a percentage of revenue, selling, marketing and administration expenses increased to 16.4% in the second quarter of fiscal 2012 compared to 14.3% in the first quarter of fiscal 2012. Excluding the impact of the one-time charges related to the Cost Optimization Program during the second quarter of fiscal 2012, of which $86 million was attributable to selling, marketing and administration expenses, selling, marketing and administration expenses decreased by $107 million compared to the first quarter of fiscal 2012. Substantially all of the one-time charges incurred by the Company during the quarter related to the identification and elimination of redundant facilities, resulting in a charge of approximately $59 million, and employee termination benefits of approximately $27 million.

The decrease of $107 million compared to the first quarter of fiscal 2012 was primarily the result of lower expenditures for marketing, advertising and promotion compared to the first quarter of fiscal 2012 where upfront investments in channel development and seeding activities, along with various other marketing and advertising initiatives, were undertaken in advance of actual launch dates and revenue realization for the BlackBerry PlayBook tablet and other recent and upcoming handheld launches. Also contributing to the decrease in selling, marketing and administration expenses for the second quarter of fiscal 2012 was a reduction in salaries and benefits due to a decrease in personnel, which was partially offset by a bad debt provision arising from a receivable balance of a non-carrier reverse logistics partner that entered receivership during the current quarter.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the second quarter of fiscal 2012 compared to the second quarter of fiscal 2011. Intangible assets are comprised of patents, licenses and acquired technology.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	August 27, 2011	August 28, 2010	Change	August 27, 2011	August 28, 2010	Change
Property, plant and equipment	$90	$65	$25	$74	$54	$20
Intangible assets	51	39	12	139	50	89

Total	$141	$104	$37	$213	$104	$109

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $37 million to $141 million for the second quarter of fiscal 2012 compared to $104 million for the comparable period in fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $109 million to $213 million for the second quarter of fiscal 2012 compared to $104 million for the comparable period in fiscal 2011. This increase primarily reflects the impact of renewed or amended licensing agreements over the last four quarters as well as the impact of certain property, plant and equipment asset additions made over the last four quarters.

As noted above, the Company formed part of a consortium of certain technology companies that entered a successful bid for all of Nortel’s remaining patents and patent applications. The Company is currently in the process of assessing the financial impact of the transaction and does expect an increase in its total amortization expense as a result of this acquisition; however, the Company does not expect the increase to be significant.

Investment Income

Investment income increased to $7 million in the second quarter of fiscal 2012, from $6 million in the second quarter of fiscal 2011. The increase primarily reflects the reversal of previously-accrued interest expense on the resolution of an uncertain tax position, partially offset by a decrease in the Company’s average cash, cash equivalents and investment balances, as well as a decrease in the average yield due to lower interest rates compared to the same period in fiscal 2011. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the second quarter of fiscal 2012, the Company’s income tax expense was $85 million, resulting in an effective tax rate of 20.5%, compared to income tax expense of $291 million and an effective tax rate of 26.8% for the same period in the prior fiscal year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The lower effective tax rate in the second quarter of

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

fiscal 2012 is primarily a result of enacted tax changes and the favourable resolution of an uncertain tax position in the second quarter of fiscal 2012.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company’s net income for the second quarter of fiscal 2012 was $329 million, a decrease of $468 million, or 58.7%, compared to net income of $797 million in the second quarter of fiscal 2011. Excluding the impact of approximately $118 million in one-time charges related to the Cost Optimization Program that the Company implemented during the second quarter of fiscal 2012, the Company’s net income decreased by $350 million compared to the second quarter of fiscal 2011. The $350 million decrease in net income in the second quarter of fiscal 2012 primarily reflects a decrease of $430 million in the Company’s gross margin, resulting primarily from the decreased number of BlackBerry handheld device shipments for the reasons described above, as well as the mix of BlackBerry handheld devices sold during the quarter which were more heavily weighted towards existing products at the low-end of the portfolio, which have lower average selling prices and contribution margins, compared to the second quarter of fiscal 2011. This was partially offset by an increase in service revenue as a result of additional subscriber accounts. In addition, an increase in operating expenses in the amount of $127 million contributed to the decrease in net income compared to the second quarter of fiscal 2011. A decrease of $206 million in the provision for income taxes contributed to offsetting the decrease in the Company’s gross margin as well as the increase in the Company’s operating expenses for the second quarter of fiscal 2012.

The Company experienced solid sell-through of its in-life products in the second quarter of fiscal 2012; however, certain carriers continued to reduce inventory levels, which impacted sell in. As noted above, new product launches did not occur until the latter part of the quarter. As a result, the mix of BlackBerry handheld devices in the second quarter was heavily weighted towards current in-life products, particularly at the low-end of the portfolio, which have a lower average selling price and contribution margin than that anticipated for the new products that did not begin shipping until late in the second quarter.

RIM believes that the new BlackBerry handheld devices launched in the latter part of the second quarter of fiscal 2012 and those scheduled for launch in the coming months, as well as realigning its cost structure pursuant to the Cost Optimization Program, should enable it to achieve improvements to its net income in the latter part of fiscal 2012. See “Cautionary Note Regarding Forward-Looking Statements”.

Basic EPS and diluted EPS were both $0.63 in the second quarter of fiscal 2012, compared to basic EPS and diluted EPS of $1.46, respectively, in the second quarter of fiscal 2011, a 56.8% decrease in diluted EPS compared to the second quarter of fiscal 2011. See also “Overview – Cost Optimization Program”.

The weighted average number of shares outstanding was 524 million common shares for basic EPS and 524 million common shares for diluted EPS for the quarter ended August 27, 2011 compared to 544 million common shares for basic EPS and 546 million common shares for diluted EPS for the quarter ended August 28, 2010.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Common Shares Outstanding

On September 14, 2011, there were 524 million voting common shares, options to purchase 4 million voting common shares, 3 million restricted share units and 71,726 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Share Repurchase Program

On June 16, 2011, RIM’s Board of Directors approved a share repurchase program to commence any time after July 10, 2011 to purchase for cancellation through the facilities of the NASDAQ Stock Market or, subject to regulatory approval, by way of private agreement up to 5% of RIM’s outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM. There were no common shares repurchased during the second quarter of fiscal 2012.

The actual number of shares purchased, the timing of purchases, and the price at which the shares would be bought under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the share repurchase program and RIM may elect to suspend or discontinue the program at any time. See “Cautionary Note Regarding Forward-Looking Statements”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six months ended August 27, 2011 compared to the six months ended August 28, 2010

The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Six Months Ended
	August 27, 2011		August 28, 2010		Change Fiscal 2012/2011
	(in millions, except for share and per share amounts)
Revenue	$9 ,076	100.0%	$8,856	100.0%	$220
Cost of sales (1)	5,308	58.5%	4 ,878	55.1%	430

Gross margin	3,768	41.5%	3 ,978	44.9%	(210)

Operating expenses
Research and development (1)	804	8.8%	611	6.9%	193
Selling, marketing and administration (1)	1,387	15.3%	1,029	11.6%	358
Amortization	273	3.0%	198	2.2%	75

	2,464	27.1%	1,838	20.7%	626

Income from operations	1,304	14.4%	2,140	24.2%	(836)
Investment income, net	14	0.2%	16	0.2%	(2)

Income before income taxes	1,318	14.6%	2,156	24.4%	(838)
Provision for income taxes	294	3.2%	590	6.7%	(296)

Net income	$1,024	11.3%	$1,566	17.7%	$(542)

Earnings per share
Basic	$1.95		$2.85		$(0.90)

Diluted	$1.95		$2.83		$(0.88)

Weighted-average number of common shares outstanding (000’s)
Basic	524,049		549,372
Diluted	524,365		552,254

(1)

As described above, cost of sales, research and development and selling, marketing and administration expenses included approximately $118 million in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during the second quarter of fiscal 2012. Included in cost of sales, research and development, and selling, marketing and administration expenses for the first six months of fiscal 2012, was approximately $13 million, $19 million and $86 million, respectively, of charges related to the Cost Optimization Program.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue

Revenue for the first six months of fiscal 2012 was $9.1 billion, an increase of $220 million, or 2.5%, from $8.9 billion in the first six months of fiscal 2011.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Six Months Ended
	August 27, 2011		August 28, 2010		Change Fiscal 2012/2011
Millions of BlackBerry handheld devices sold	23.8		23.3		0.5	2%

Millions of BlackBerry PlayBook tablets sold	0.7		—		0.7	—

Revenue (in millions)
Hardware	$6,848	75.5%	$6,990	78.9%	$(142)	(2.0%)
Service	1,976	21.8%	1,464	16.5%	512	35.0%
Software	159	1.8%	136	1.5%	23	16.9%
Other	93	0.9%	266	3.1%	(173)	(65.0%)

	$9,076	100.0%	$8,856	100.0%	$220	2.5%

Hardware revenue decreased by $142 million, or 2.0%, to $6.8 billion, or 75.5% of consolidated revenue, in the first six months of fiscal 2012 compared to $7.0 billion, or 78.9% of consolidated revenue, in the first six months of fiscal 2011. This decrease in hardware revenue over the prior fiscal year was primarily attributable to a shift in the mix of BlackBerry handheld devices sold during the first six months of fiscal 2012, which were more heavily weighted towards existing, lower-end devices that have lower average selling prices. Partially offsetting this decrease was an increase in the volume of BlackBerry handheld devices sold by approximately 0.5 million compared to the same period in the prior fiscal year, to approximately 23.8 million BlackBerry handheld devices in the first six months of fiscal 2012, compared to approximately 23.3 million BlackBerry handheld devices in the first six months of fiscal 2011. As discussed previously, BlackBerry handheld device shipments were impacted by the highly competitive environment in North America during the first six months of fiscal 2012 compared to the first six months of fiscal 2011. BlackBerry handheld device shipments were positively impacted during the first six months of fiscal 2012 by continued growth in international markets when compared to the first six months of fiscal 2011 primarily due to the continued focus and development of prepaid markets and tiered pricing plan offerings. In addition, the Company launched the BlackBerry PlayBook tablet on April 19, 2011, which partially offset the decrease in hardware revenue during the first six months of fiscal 2012, with approximately 700,000 tablets sold. The BlackBerry PlayBook tablet was available to consumers in North America as well as other markets around the world through a broad network of channel partners during the second quarter of fiscal 2012.

Service revenue increased $512 million, or 35.0%, to $2.0 billion and comprised 21.8% of consolidated revenue in the first six months of fiscal 2012 compared to $1.5 billion, or 16.5% of consolidated revenue, in the first six months of fiscal 2011, reflecting the Company’s increase in net new BlackBerry subscriber

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

accounts since the second quarter of fiscal 2011.

Software revenue increased $23 million, or 16.9%, to $159 million in the first six months of fiscal 2012 from $136 million in the first six months of fiscal 2011. The majority of the increase was attributable to software revenue earned from a business combination completed in fiscal 2011, partially offset by a decrease in CALs and BES revenue.

Other revenue decreased by $173 million to $93 million in the first six months of fiscal 2012 compared to $266 million in the first six months of fiscal 2011. The majority of the decrease was attributable to losses realized from revenue hedging instruments in contrast to the same period in the prior fiscal year which experienced realized gains from revenue hedging instruments, which was partially offset by an increase in accessories revenue compared to the same period in the prior fiscal year. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, United Kingdom and Canada comprised approximately 56% of the total consolidated revenue during the first six months of fiscal 2012. Sales in the United States represented approximately 27% of total consolidated revenue during the first six months of fiscal 2012, a decrease as a percentage of total consolidated revenue resulting from the factors described above and continuous growth in international markets when compared to the first six months of fiscal 2011. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder.

Gross Margin

Consolidated gross margin decreased by $210 million, or 5.3%, to $3.8 billion, or 41.5% of consolidated revenue, in the first six months of fiscal 2012, compared to $4.0 billion, or 44.9% of consolidated revenue, in the same period of the previous fiscal year. Excluding the impact of the one-time charges related to the Cost Optimization Program, consolidated gross margin decreased by $197 million compared to the first six months of fiscal 2011. As noted above, the Cost Optimization Program had an impact of approximately $13 million on cost of sales during the second quarter of fiscal 2012 related primarily to employee termination benefits. The year-over-year decline in consolidated gross margin percentage was primarily attributable the mix of BlackBerry handheld devices sold during the first six months of fiscal 2012, which were more heavily weighted towards existing products at the low-end of the portfolio, which have lower average selling prices and contribution margins. This was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 21.8% of the total revenue mix for the first six months of fiscal 2012 compared to 16.5% in the first six months of fiscal 2011. Gross margin also reflects a reduction in warranty costs relating to the Company’s contractual obligations to carriers and distributors to provide replacement devices for returns that are covered by warranty and the impact of a reduction of royalties payable on certain BlackBerry handheld devices, which resulted in the gross margin percentage for the first quarter of fiscal 2012 being higher than expected. Typically, the Company’s contractual obligation to provide replacement units is higher in periods where new products are launched and tend to decrease closer to the end of product lifecycles which impacts warranty costs. A portion of the reduction, which impacted the first six months of fiscal 2012, is also expected to benefit future periods. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the six months ended August 27, 2011, compared to the six months ended August 28, 2010.

	For the Six Months Ended (in millions)
	August 27, 2011		August 28, 2010		Change Fiscal 2012/2011
		% of Revenue		% of Revenue		% of Change
Revenue	$9,076		$8,856		$220	2.5%

Operating expenses
Research and development (1)	$804	8.8%	$611	6.9%	$193	31.6%
Selling, marketing and administration (1)	1,387	15.3%	1,029	11.6%	358	34.8%
Amortization	273	3.0%	198	2.2%	75	37.9%

Total	$2,464	27.1%	$1,838	20.7%	$626	34.1%

(1)

Research and development and selling, marketing and administration expenses for the six months ended August 27, 2011 included one-time charges of approximately $19 million and $86 million, respectively, related to the Cost Optimization Program.

Research and Development Expenses

Research and development expenses increased by $193 million to $804 million, or 8.8% of consolidated revenue, in the first six months of fiscal 2012, compared to $611 million, or 6.9% of consolidated revenue, in the first six months of fiscal 2011. Excluding the impact of the one-time charges related to the Cost Optimization Program during the second quarter of fiscal 2012, of which $19 million was attributable to research and development expenditures related primarily to employee termination costs, research and development expenses increased by $174 million compared to the first six months of fiscal 2011. The majority of the increase was attributable to an increase in salaries and benefits due to an increase in personnel associated with research and development activities as well as an increase in materials usage and facilities costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $358 million to $1.4 billion for the first six months of fiscal 2012 compared to $1.0 billion for the comparable period in fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 15.3% in the first six months of fiscal 2012 versus 11.6% in the first six months of fiscal 2011. Excluding the impact of the one-time charges

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

related to the Cost Optimization Program during the second quarter of fiscal 2012, of which $86 million was attributable to selling, marketing and administration expenses, selling, marketing and administration expenses increased by $272 million compared to the first quarter of fiscal 2012. Substantially all of the one-time charges incurred by the Company during the quarter related to the identification and elimination of redundant facilities resulting in a charge of approximately $59 million and employee termination benefits of approximately $27 million.

The increase in selling, marketing and administration expenses as a percentage of revenue was primarily attributable to increased expenditures for marketing, advertising and promotion in advance of the launch of the BlackBerry PlayBook tablet as well as other handheld launches during the first six months of fiscal 2012 compared to the first six months of fiscal 2011. In addition, the increase was also attributable to an increase in salaries and benefits due to an increase in personnel, increased maintenance expenses, losses realized from hedging instruments in contrast to the same period in the prior fiscal year which experienced realized gains from hedging instruments and the recording of a bad debt provision arising from a receivable balance of a non-carrier reverse logistics partner that entered receivership during the first six months of fiscal 2012 compared to the first six months of fiscal 2011.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the six months ended August 27, 2011 compared to the six months ended August 28, 2010. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Six Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	August 27, 2011	August 28, 2010	Change	August 27, 2011	August 28, 2010	Change
Property, plant and equipment	$172	$125	$47	$141	$101	$40
Intangible assets	101	73	28	295	95	200

Total	$273	$198	$75	$436	$196	$240

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $75 million to $273 million in the first six months of fiscal 2012 compared to $198 million for the comparable period in fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last several quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $240 million to $436 million in the first six months of fiscal 2012 compared to $196 million for the comparable period in fiscal 2011. This increase primarily reflects the impact of renewed or amended licensing agreements over the last four quarters as well as the impact of certain property, plant and equipment asset additions made over the last several quarters.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income

Investment income decreased by $2 million to $14 million in the first six months of fiscal 2012 from $16 million in the comparable period of fiscal 2011. The decrease primarily reflects the decrease in the Company’s average cash, cash equivalents and investment balances compared to the same period in fiscal 2011, offset by the reversal of previously-accrued interest expense on the resolution of an uncertain tax position during the first six months of fiscal 2012. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the first six months of fiscal 2012, the Company’s income tax expense was $294 million, resulting in an effective tax rate of 22.3%, compared to income tax expense of $590 million and an effective tax rate of 27.4% for the same period in the prior fiscal year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The lower effective tax rate in the first six months of fiscal 2012 is primarily a result of enacted tax changes and the favourable resolution of an uncertain tax position compared to the first six months of fiscal 2011.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company’s net income for the first six months of fiscal 2012 was $1.0 billion, a decrease of $542 million, or 34.6%, compared to net income of $1.6 billion in the first six months of fiscal 2011. Excluding the impact of approximately $118 million in one-time charges related to the Cost Optimization Program that the Company implemented during the second quarter of fiscal 2012, the Company’s net income decreased by $424 million compared to the first six months of fiscal 2011. The $424 million decrease in net income in the first six months of fiscal 2012 primarily reflects a decrease in the Company’s gross margin percentage, resulting primarily from the mix of BlackBerry handheld devices sold during the first six months of fiscal 2012 which were more heavily weighted towards existing products at the low-end of the portfolio, which have lower average selling prices and contribution margins compared to the first six months of fiscal 2011. In addition, an increase in operating expenses in the amount of $521 million contributed to the decrease in net income compared to the same period of fiscal 2011. This decrease was partially offset by an increase in service revenue as a result of additional subscriber accounts, as well as a decrease of $296 million in the provision for income taxes.

Basic EPS and diluted EPS were both $1.95 in the first six months of fiscal 2012, a decrease of 31.6% and 31.1%, respectively, compared to $2.85 basic EPS and $2.83 diluted EPS in the first six months of fiscal 2011.

The weighted average number of shares outstanding was 524 million common shares for basic EPS and 524 million common shares for diluted EPS for the six months ended August 27, 2011 compared to 549 million

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

common shares for basic EPS and 552 million common shares for diluted EPS for the same period in fiscal 2011.

Common Shares Outstanding

On September 14, 2011, there were 524 million voting common shares, options to purchase 4 million voting common shares, 3 million restricted share units and 71,726 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Selected Quarterly Financial Data

The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 27, 2011. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2012		Fiscal Year 2011				Fiscal Year 2010
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
	(in millions, except per share data)
Revenue	$4,168	$4,908	$5,556	$5,495	$4,621	$4,235	$4,080	$3,924

Gross margin (1)	1,612	2,156	2,453	2,394	2,055	1,923	1,863	1,675
Operating expenses (1)	1,205	1,259	1,213	1,138	973	865	851	791
Investment income (loss), net	7	7	3	(11)	6	10	5	6

Income before income taxes	414	904	1,243	1,245	1,088	1,068	1,017	890
Provision for income taxes	85	209	309	334	291	299	307	262

Net income	$329	$695	$934	$911	$797	$769	$710	$628

Earnings per share
Basic	$0.63	$1.33	$1.79	$1.74	$1.46	$1.39	$1.27	$1.11
Diluted	$0.63	$1.33	$1.78	$1.74	$1.46	$1.38	$1.27	$1.10
Research and development (1)	$381	$423	$383	$357	$323	$288	$267	$242
Selling, marketing and administration (1)	683	704	705	666	546	483	498	466
Amortization	141	132	125	115	104	94	86	83

Operating expenses	$1,205	$1,259	$1,213	$1,138	$973	$865	$851	$791

(1)	Cost of sales, research and development and selling, marketing and administration expenses included approximately $13 million, $19 million and $86 million, respectively, in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during the second quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments decreased by $1.3 billion to $1.4 billion as at August 27, 2011 from $2.7 billion as at February 26, 2011. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at August 27, 2011.

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	August 27, 2011	February 26, 2011	Change
Cash and cash equivalents	$851	$1,791	$(940)
Short-term investments	298	330	(32)
Long-term investments	266	577	(311)

Cash, cash equivalents, and investments	$1,415	$2,698	$(1,283)

The decrease in cash, cash equivalents, and investments is primarily due to net cash flows used in investing activities and financing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

	For the Six Months Ended (in millions)
	August 27, 2011	August 28, 2010
Net cash flows provided by (used in):
Operating activities	$971	$2,032
Investing activities	(1,879)	(474)
Financing activities	(30)	(1,954)
Effect of foreign exchange loss on cash and cash equivalents	(2)	(3)

Net decrease in cash and cash equivalents	$(940)	$(399)

Cash flows for the six months ended August 27, 2011

Operating Activities

Net cash flows provided by operating activities were $971 million for the first six months of fiscal 2012 compared to net cash flows provided by operating activities of $2.0 billion in the first six months of fiscal

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2011. The decrease for the first six months of fiscal 2012 was mainly attributable to net changes in working capital compared to the same period in the prior fiscal year as well as lower net income.

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	August 27, 2011	August 28, 2010	Change
Current assets	$7,320	$5,979	$1,341
Current liabilities	3,778	3,018	760

Working capital	$3,542	$2,961	$581

The increase in current assets of $1.3 billion at the end of the second quarter of fiscal 2012 from the end of the second quarter of fiscal 2011 was primarily due to an increase in inventories of $727 million as well as an increase in other receivables of $479 million and an increase in accounts receivable of $355 million. The increase in inventories of $727 million was mainly attributable to an increase in raw materials associated with the new BlackBerry 7 product launches as well as the BlackBerry PlayBook tablet inventory, driven primarily by strategic investments in certain high value components that were in tight supply at the time of the commitment. As noted above, BlackBerry PlayBook tablet shipments were lower than expected during the second quarter of fiscal 2012, and the Company is undertaking new technology initiatives and has a number of upcoming programs to reinvigorate sales and effectively manage its inventory. The increase in other receivables of $479 million compared to the same period in the prior fiscal year was primarily due to advances the Company made to third party manufacturers during the first six months of fiscal 2012, as well as increased receivables due to new distributor relationships entered into midway through the second quarter of fiscal 2011. At August 27, 2011, accounts receivable was $3.6 billion, an increase of $355 million from August 28, 2010. The increase was primarily due to the increasing international mix of business where payment terms tend to be longer as well as the timing of shipments in the quarter. Days sales outstanding increased to 78 days in the second quarter of fiscal 2012 from 70 days at the end of the first quarter of fiscal 2012 and 65 days at the end of fiscal 2011 due primarily to a decrease in revenues, the increasing international mix of business where payment terms tend to be longer as well as a slight decrease in the percentage of accounts receivable with current balances compared to the first quarter of fiscal 2012 and the end of fiscal 2011.

The increase in current liabilities of $760 million at the end of the second quarter of fiscal 2012 from the end of the second quarter of fiscal 2011 was primarily due to increases in accrued liabilities and accounts payable. As at August 27, 2011, accrued liabilities was $2.5 billion, an increase of $549 million from the end of the second quarter of fiscal 2011 primarily due to increases in derivative instruments, accrued warranty reserve reflecting the increase in the number of devices currently under warranty, operating accruals, accrued rebates and accrued royalties as well as an increase in other accrued liabilities which reflects the Cost Optimization Program. The increase in accounts payable of $308 million from the end of the second quarter of fiscal 2011 was primarily attributable to the timing of purchases during the second quarter of fiscal 2012 compared to the second quarter of fiscal 2011.

Investing Activities

During the six months ended August 27, 2011, cash flows used in investing activities were $1.9 billion and included intangible asset additions of $804 million, acquisitions of other assets of $778 million related to the purchase of Nortel patents and patent applications as discussed further below, acquisitions of property, plant and

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

equipment of $509 million and business acquisitions of $130 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions, in the amount of $342 million. For the same period of the prior fiscal year, cash flows used in investing activities were $474 million and included property, plant, and equipment additions of $434 million, business acquisitions of $333 million, intangible asset additions of $147 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition in the amount of $440 million.

As noted above, on June 30, 2011, a consortium of certain technology companies, of which the Company is a part, emerged as the winning bidder for all of Nortel’s remaining patents and patent applications for a cash purchase price of $4.5 billion. The Company’s portion of the purchase consideration is approximately $778 million. The purchase includes more than 6,000 patents and patent applications spanning wireless, wireless 4G, data networking, voice, internet and other patents. Certain elements are expected to finalize prior to the end of the Company’s 2012 fiscal year. The Company has recorded its portion of the purchase consideration plus applicable transaction costs as other assets on the consolidated balance sheet as at August 27, 2011. Once the transaction has been completed, the Company expects a portion of this balance to be recorded as intangible assets.

During the six months ended August 27, 2011, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, a patent license agreement with IV International, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features and intangible assets associated with the business acquisitions. Business acquisitions in the first six months of fiscal 2012 related to the purchase of a company whose acquired technologies will be incorporated into the Company’s products to enhance calendar scheduling capabilities, the purchase of a company whose technology will provide a multi-platform BlackBerry Enterprise Solution for managing and securing mobile devices for enterprises and government organizations, the purchase of a company whose technology offers a customizable and cross-platform social mobile gaming developer tool kit, and the purchase of a company whose technology is being incorporated into an application on the BlackBerry PlayBook tablet. The increase in property, plant and equipment spending for the first six months of fiscal 2012 was primarily due to increased investments in buildings, renovations to existing facilities, expansion and enhancements of the Blackberry infrastructure and computer equipment purchases.

As noted above, on June 16, 2011, the Company announced the Cost Optimization Program. In addition to its focus on operating expenses, the Company is reviewing proposed capital expenditures to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM’s strategic objectives.

Financing Activities

Cash flows used in financing activities were $30 million for the first six months of fiscal 2012 and were primarily attributable to purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $37 million, partially offset by proceeds from the exercise of stock options in the amount of $8 million. Cash flows used in financing activities were $2.0 billion for the first six months of fiscal 2011 and were primarily attributable to the common share repurchase program authorized by the Company’s Board of Directors on November 4, 2009 (“2010 Repurchase Program”) and the common share repurchase program authorized by the Company’s Board of Directors on June 24, 2010 (“2011 Repurchase Program”). Under the 2010 Repurchase Program, the Company repurchased and cancelled 5.9 million common shares at a cost of $410 million during the first six months of

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

fiscal 2011, which together with previous common share repurchases under this program, resulted in the effective completion of the 2010 Repurchase Program. Under the 2011 Repurchase Program, the Company repurchased and cancelled 28.4 million common shares at a cost of $1.5 billion during the first six months of fiscal 2011. In addition, cash flows used in financing activities during the first six months of fiscal 2011 were also attributable to purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan in the amount of $22 million, partially offset by the proceeds from the exercise of stock options in the amount of $12 million.

As noted above, on June 16, 2011, RIM’s Board of Directors approved a new share repurchase program. See “Common Shares Outstanding – Share Repurchase Program”.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at August 27, 2011:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$276	$47	$86	$68	$75
Purchase obligations and commitments	7,904	7,104	800	—	—

Total	$8,180	$7,151	$886	$68	$75

Purchase obligations and commitments amounted to approximately $8.2 billion as at August 27, 2011, with purchase orders with contract manufacturers representing approximately $7.9 billion of the total. Total purchase obligations and commitments decreased compared to the first quarter of fiscal 2012 mainly due to the Company’s purchase of components necessary to support product launches in the second quarter of fiscal 2012. The Company also has commitments on account of capital expenditures of approximately $69 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.

The Company has not paid any cash dividends in the last three fiscal years.

On September 8, 2011, the Company entered into a new $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. As at September 8, 2011, the Company had utilized $9 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate.

Cash, cash equivalents, and investments were $1.4 billion as at August 27, 2011. The Company believes its financial resources, together with expected future income and available borrowings under the Facility are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations. The Company expects its cash position to decrease in the third quarter of fiscal 2012 driven mainly by changes in working capital requirements to support new product launches and BlackBerry PlayBook tablet sell-through programs, as well as subject to any acquisitions or investments the Company may consider during the quarter, or purchases of common shares during the quarter pursuant to the share repurchase program.

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, and under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” in RIM’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments since

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

March 29, 2011, the date of RIM’s Annual Information Form, and should be read in conjunction with the more detailed information contained in RIM’s Annual Information Form.

On March 7, 2008, FlashPoint Technology Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and 14 other defendants in the U.S. District Court for the District of Delaware. The patents-in-suit include United States (“U.S.”) Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the “’190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the ’190 Patent in the litigation against RIM. On February 6, 2009, FlashPoint filed an amended complaint adding Patent Nos. 5,903,309, 6,278,447 (the “’447 Patent”) and 6,400,471 (the “’471 Patent”). Only the ’447 Patent and the ’471 Patent were asserted against RIM. The complaint sought an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.

On May 13, 2010, FlashPoint filed a complaint with the U.S. International Trade Commission (“ITC”) against the Company, as well as three other defendants, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination was scheduled to be provided on July 13, 2011 and the target date for completion of the investigation was November 14, 2011. The Company and FlashPoint settled all outstanding litigation on March 30, 2011 for an amount immaterial to the Consolidated Financial Statements.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents-in-suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. The court has stayed the case pending further order from the Court. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The claim construction hearing is scheduled for November 29, 2011, and the trial will begin sometime after November 9, 2012. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A claim construction hearing was held on November 20, 2009. On February 26, 2010, the Court issued a claim construction order. A trial date was set for September 2011, but then later vacated. Currently no trial date has been set. On August 31, 2011, the Court requested additional claim construction briefings. Proceedings are ongoing.

On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung,

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

alleging infringement of U.S. Patent Nos. 6,380,029 (“the ‘029 Patent”); 6,080,639 (“the ‘639 Patent”); 6,376,877 (“the ‘877 Patent”) and 5,715,194 (“the ‘194 Patent”). The patents relate generally to flash memory chips. The complaint did not seek monetary damages, but requests that the ITC issue orders prohibiting RIM products containing certain flash memory chips made by Samsung from being imported into the U.S. and sold in the U.S. On March 16, 2010 and April 7, 2010, the administrative law judge (“ALJ”) presiding over the case granted consent motions from Spansion to terminate the ITC investigation in part as to the ‘029 Patent and the ‘639 Patent, respectively, thereby leaving only two patents remaining in the case. From May 3, 2010 to May 14, 2010, a trial was held regarding the ‘877 Patent and the ‘194 Patent. On October 22, 2010, the ALJ issued his initial determination finding no violation. On December 23, 2010, the ITC decided not to review the ALJ’s initial determination, thereby letting stand the ALJ’s finding of no violation. The investigation has been terminated.

On August 6, 2010, Spansion LLC filed a second complaint with the ITC against Samsung and other respondents, including the Company, which use Samsung flash memory, alleging infringement of U.S. Patent Nos. 7,018,922; 6,900,124; 6,369,416; and 6,459,625. All the patents-at-issue are generally directed to flash memory chips. The complaint did not seek monetary damages, but requested that the ITC issue orders prohibiting certain RIM products containing Samsung flash memory chips from being imported into the U.S. and sold in the U.S. The ALJ had set a trial date of June 20, 2011 and a target date for completion of the investigation of January 12, 2012.

Samsung and Spansion settled all outstanding litigation around June 16, 2011, resulting in the dismissal of all outstanding litigation against the Company.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 (“the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The Court set an initial trial date in December 2010. The Court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the Court reset the trial date for August 1, 2011. On July 20, 2011, the Court again reset the trial date for the three-week docket beginning on March 5, 2012. Proceedings are ongoing.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The ALJ set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that RIM’s smartphones do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for ITC review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. On March 25, 2011, the ITC issued a public notice advising that the ITC would review Chief Judge Luckern’s decision. The ITC delayed the target date

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

for completion of the investigation by the ITC. The new target date was June 23, 2011. On July 8, 2011, the ITC issued an Opinion with its review of Chief Judge Luckern’s decision. The ITC remanded issues concerning both infringement and validity. The remand proceedings will be assigned to a different ALJ, as Chief Judge Luckern has retired from the bench. The new ALJ has not yet been assigned. Acting Chief Judge Bullock set October 30, 2011 as the target date for the new ALJ to determine how much additional time is necessary for the remand proceedings and to set a new final target date. Proceedings are ongoing.

On May 5, 2009, Fractus, S.A. (“Fractus”) filed a lawsuit against the Company and eight other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of nine patents (U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint sought an injunction and monetary damages. The Court issued a claim construction order on November 9, 2010. The Company and Fractus settled on April 6, 2011 for an amount immaterial to the Consolidated Financial Statements.

On August 21, 2009, Xpoint Technologies (“Xpoint”) filed a lawsuit against the Company and twenty-eight other defendants, in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint sought an injunction and monetary damages. The Company and Xpoint settled on April 4, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing occurred on June 17, 2011, and the trial is scheduled to begin on December 5, 2011. The Court issued its Markman decision on September 2, 2011. Proceedings are ongoing.

On March 3, 2010, Smartphone Technologies LLC (“Smartphone”) filed a lawsuit against the Company and 12 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,950,645; 7,076,275; 5,742,905; 7,506,064; 6,533,342; 6,711,609 and RE40,459. On October 15, 2010, Smartphone amended its complaint alleging infringement of three additional patents U.S. Patent Nos. 6,505,215; 6,728,786 and 7,693,949. The patents are generally directed to phone features relating to dialing and background task management, device power management, telephonic and data networking, displaying Internet content, and synchronization. The complaint sought an injunction and monetary damages. During a scheduling conference held on September 7, 2010, the Markman hearing was scheduled for September 8, 2011 and the jury selection for trial was set for March 5, 2012. The Company and Smartphone settled all outstanding litigation on August 1, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 31, 2010, MobileMedia Ideas LLC filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for January 11, 2012,

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

and trial was scheduled to begin July 12, 2012. On August 30, 2011, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas). Proceedings are ongoing.

On June 30, 2010, Bandspeed Inc. filed a lawsuit against the Company as well as 36 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for October 23, 2012, and trial is scheduled to begin July 1, 2013. On August 15, 2011, the case was transferred from the Eastern District of Texas to the Western District of Texas (Austin Division), where a lawsuit involving the same patents is currently pending. Proceedings are ongoing.

On August 4, 2010, EON Corporation IP Holdings LLC (“EON”) filed a lawsuit against the Company as well as 16 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for January 5, 2012, and trial is scheduled to begin October 1, 2012. Proceedings are ongoing.

On September 23, 2010 EON filed suit in the U.S. District Court for the District of Delaware against the Company and 16 other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive TV. The complaint seeks an injunction and money damages. The claim construction hearing is scheduled for May 3, 2013, and trial is scheduled to begin August 12, 2013. Proceedings are ongoing.

On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for November 10, 2011, and trial was scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas Court issued a scheduling order stating that it does not intend to hold a Markman hearing and set a trial date in March 2013. Proceedings are ongoing.

On September 7, 2010, Wordcheck Tech LLC filed a lawsuit against the Company as well as over 40 other defendants in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 6,782,510. The patent is generally directed to a word checking tool. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for September 6, 2012, and trial is scheduled to begin July 8, 2013. Proceedings are ongoing.

On October 28, 2010, Alfred Levine (“Levine”) amended his complaint to add the Company to a suit filed in the U.S. District Court for the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the suit. The complaint alleged infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint sought an injunction and monetary damages. The Company and Levine settled on June 13, 2011 for an amount immaterial to the Consolidated Financial Statements.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

On January 5, 2011, Advanced Display Technologies of Texas, LLC filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for March 31, 2012, and trial is scheduled to begin on July 1, 2013. Proceedings are ongoing.

On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission tools. The complaint seeks an injunction and monetary damages. Trial is scheduled to begin on November 5, 2012. Proceedings are ongoing.

On February 24, 2011, Golden Bridge Technology, Inc. filed a lawsuit against the Company as well as over 20 other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. On August 16, 2011, the Court stayed the case to allow for mediation. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 11, 2011, OGMA, LLC (“OGMA”) filed a lawsuit against the Company as well as 13 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserted infringement of U.S. Patent No 6,150,947 generally directed to programmable motion-sensitive sound effect devices. The complaint sought monetary damages and other relief the Court decides is just and appropriate. The Company and OGMA settled on May 6, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 15, 2011, Unified Messaging Solutions, LLC (“Unified Messaging Solutions”) filed a lawsuit against the Company as well as 19 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division). The complaint asserted infringement of U.S. Patent Nos. 6,857,074; 7,836,141; 7,895,306; and 7,895,313 generally directed to web-based messaging service technology. The complaint sought monetary damages and further relief as the Court may deem just and appropriate. The Company and Unified Messaging Solutions settled on August 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 18, 2011, Content Delivery Solutions, LLC (“Content Delivery Solutions”) filed a complaint against the Company as well as nine other defendants in the U.S. District Court for the Western District of Texas (Austin) asserted infringement of U.S. Patent Nos. 6,058,418 and 6,393,471 which generally relate to marketing data delivery technology. The complaint sought an injunction and monetary damages. The Company and Content Delivery Solutions settled on August 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 18, 2011, Imperium (IP) Holdings, Inc., filed a complaint against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only three of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884; 6,838,715 and 7,109,535). The

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

complaint seeks an injunction and monetary damages. The claim construction is scheduled for May 31, 2012, and the trial is scheduled to begin January 7, 2013. Proceedings are ongoing.

On March 30, 2011, TierraVision, Inc. filed a lawsuit against the Company as well as two other defendants in the U.S. District Court for the Southern District of California asserting infringement of U.S. Patent No. Re 41,983, generally relating to compression method technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On March 30, 2011, H-W Technology L.C. filed a lawsuit against the Company as well as nineteen other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent No. 7,525,955 generally directed relating to technologies involving converging data and voice services. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On April 19, 2011, Hybrid Audio LLC filed a lawsuit against the Company as well as seven other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. Re: 40,281 which is generally directed to MPEG-1 Layer III technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On May 13, 2011, MyPort IP, Inc. filed a lawsuit against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 7,778,440 which is generally directed to forensic communication method. The complaint seeks money damages. Proceedings are ongoing.

On June 15, 2011, Dolby International AB (“Dolby”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California asserting infringement of U.S. Patent Nos. 6,978,236; 7,003,451; 7,382,886; 7,469,206; and 7,590,543 which are generally relate to High Efficiency Advanced Audio Coding (HE AAC) technologies. The complaint seeks money damages and other relief as is just and proper. Dolby also filed a companion case in Germany. On August 2, 2011, the Company and a subsidiary of Dolby, Via Licensing Corporation, entered into a license agreement for an amount immaterial to the Consolidated Financial Statements. This agreement resolves all disputes at issue in the litigation.

On July 1, 2011, GPNE Corp. filed a lawsuit against the Company as well as nine other defendants in the U.S. District Court for the District of Hawaii asserting infringement of U.S. Patent Nos. 7,555,267; 7,570,594; and 7,792,492 which are generally directed to GPRS technology. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On August 1, 2011, Tahir Mahmood filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent No. 6,219,694, which is generally directed to RIM’s redirector technology; and, claims for conversion, unfair competition, and unjust enrichment. The complaint seeks correction of inventorship, an injunction, money damages, punitive damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On August 31, 2011, Openwave Systems Inc. (“Openwave”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Openwave also filed a companion complaint in the U.S. District Court for the District of Delaware. The complaints allege that the

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company infringes U.S. Patents Nos. 6,233,608; 6,289,212; 6,405,037; 6,430,409; and 6,625,447. The patents are generally related to wireless data management. Proceedings are ongoing.

On September 6, 2011, Inductive Design Inc. (“Inductive”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Beaumont Division), along with ten other defendants. Although in the suit Inductive asserted three patents U.S. Patent Nos. 6,346,861; 6,395,637; and 6,661,325, Inductive alleged that the Company infringes only U.S. Patent No. 6,395,637. The patents are generally directed to single chip radio and Bluetooth technologies. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On September 7, 2011, Negotiated Data Solutions Inc., filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with five other defendants asserting infringement of U.S. Patent Nos. 5,361,261; 5,533,018; 5,566,169; and 5,594,734, which are generally directed to isochronous capability or frame based transmission of data. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On September 7, 2011, ClassCo Inc., filed a lawsuit against the Company in the U.S. District Court for the Northern District of Illinois (Eastern Division) along with ten other defendants alleging infringement of U.S. Patent Nos. 6,970,695 and 7,206,572, which are generally directed to calling party announcement technologies. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On September 8, 2011, Hopewell Culture & Design LLC filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with eight other defendants asserting infringement of U.S. Patent No. 7,171,625, which is generally directed to double-click user interface technology. The complaint seeks money damages and any further relief that the Court deems just and proper. Proceedings are ongoing.

On September 8, 2011, Lochner Technologies LLC filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with 21 other defendants, asserting infringement of U.S. Patent No. 7,035,598, which is generally directed to wireless streaming technologies. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On September 9, 2011, Personal Audio filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Beaumont Division), along with four other defendants asserting infringement of U.S. Patent 6,199,076, which is generally directed to playlist navigation technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On September 12, 2011, WIAV Networks LLC (“WIAV Networks”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division), asserting infringement of U.S. Patent Nos. 6,480,497 and 5,400,338, which are generally directed to WiFi technologies. WIAV Networks seeks an injunction and money damages. Proceedings are ongoing.

On September 13, 2011, Brandywine Communications Technologies LLC filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division), along with 13 other defendants asserting infringement of U.S. Patent Nos. 5,719,922 and 6,236,717, which are generally directed

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

to voice data answering machine technologies. The complaint seeks money damages and other relief that the Court deems just and proper. Proceedings are ongoing.

On September 13, 2011, Profectus Technology LLC (“Profectus”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent No. 6,975,308, which is generally directed to digital picture frame technology. The complaint requests money damages and other relief to which Profectus is entitled. Proceedings are ongoing.

On September 15, 2011, LVL Patent Group, LLC filed a complaint against the Company along with 26 other defendants in the U.S. District Court of Delaware, asserting infringement of U.S. Patent Nos. 6,044,382; 5,805,676; 5,987,103 and 8,019,060, which generally relate to transaction processing systems. The complaint seeks money damages, an injunction, and other relief that the Court deems just and proper. Proceedings are ongoing.

Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. Plaintiffs allege that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. The Company believes that the allegations are without merit and intends to vigorously defend itself.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the second quarter of fiscal 2012 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At August 27, 2011, approximately 32% of cash and cash equivalents, 28% of accounts receivables and 8% of accounts payable are denominated in foreign currencies (February 26, 2011 – 59%, 25% and 8%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the three months and six months ended August 27, 2011, there was $5 million and $9 million in realized losses on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (three months and six months ended August 28, 2010 - nil). The outstanding cash flow hedges were fully effective at August 27, 2011. As at August 27,

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2011, the net unrealized losses on these forward contracts was approximately $88 million (February 26, 2011 – net unrealized losses of $20 million) and the net unrealized losses on option contracts was $1 million (February 26, 2011 – nil). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at August 27, 2011, net unrealized losses of $7 million were recorded in respect of this amount (February 26, 2011 – net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at August 27, 2011 was $15 million (February 26, 2011 - $2 million). During the first six months of fiscal 2012, the Company recorded a bad debt provision arising from a receivable balance of a non-carrier reverse logistics partner that entered receivership. The Company also places insurance coverage for a portion of its accounts receivable balances. There were no customers that comprised 10% or greater of accounts receivable as at August 27, 2011 (February 26, 2011 – one customer comprised 15%). Additionally, there were no customers that comprised 10% or greater of the Company’s second quarter of fiscal 2012 revenue (second quarter of fiscal 2011 revenue – two customers comprised 16% and 14%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

negative, the Company deems the credit exposure to that counterparty to be nil. As at August 27, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 100% (February 26, 2011 – 59%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 27, 2011, no single issuer represented more than 16% of the total cash, cash equivalents and investments (February 26, 2011 – no single issuer represented more than 19% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million. In addition, during fiscal 2011 the Company also recorded an other-than-temporary impairment charge on its Lehman Brothers International (Europe) bankruptcy trust claim in the amount of $11 million. The Company did not record any other-than-temporary impairment charges for the three and six month periods ended August 27, 2011.

On August 5, 2011, Standard & Poor’s (“S&P”) downgraded its rating of long-term U.S. sovereign debt. None of the U.S. treasury bills/notes or U.S. government sponsored enterprise notes held by the Company as of August 27, 2011 were impacted by this ratings downgrade, and all such investments maintain their investment-grade ratings. The AA+ rating provided by S&P remains a significantly high credit quality, and other ratings agencies still view the U.S. government as a AAA debtor. As such, the Company does not believe that there are any credit losses on its U.S. treasury bills/notes or U.S. government sponsored enterprise notes and the fair values ascribed. None of the Company’s U.S. treasury bills/notes or U.S. government sponsored enterprise notes are in unrealized loss positions and no other-than-temporary impairment has occurred.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Accounting Pronouncements Not Yet Implemented

In June 2011, the FASB issued authoritative guidance which is expected to improve the comparability, consistency, and transparency of financial reporting as well as increase the prominence of items reported in other comprehensive income. The guidance amends previous literature by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments. The guidance now provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amended guidance requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The new authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied retrospectively, with early adoption permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and the Company’s disclosures.

Changes in Internal Control Over Financial Reporting

During the three months ended August 27, 2011, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DOCUMENT 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, JAMES BALSILLIE, Co-Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended August 27, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 29, 2011 and ended on August 27, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 16, 2011

/S/ JAMES BALSILLIE
JAMES BALSILLIE
Co-Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, MIKE LAZARIDIS, Co-Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended August 27, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 29, 2011 and ended on August 27, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 16, 2011

/S/ MIKE LAZARIDIS
MIKE LAZARIDIS
Co-Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, BRIAN BIDULKA, Chief Financial Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended August 27, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 29, 2011 and ended on August 27, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 16, 2011

/S/ BRIAN BIDULKA
BRIAN BIDULKA
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	September 16, 2011	By:	/S/ BRIAN BIDULKA
			Name:	Brian Bidulka
			Title:	Chief Financial Officer